                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 3)*
                                       of
                           Tweedy, Browne Company LLC


                                  SCHEDULE 13D
                               (Amendment No. 3)*
                                       of
                               TBK Partners, L.P.





                    Under the Securities Exchange Act of 1934

                          TRANSFINANCIAL HOLDINGS INC.
                                (Name of Issuer)


                     Common Stock, Par Value $.01 PER SHARE
                         (Title of Class of Securities)

                                    89365P106
                                 (CUSIP Number)



                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)




                                 March 15, 1999
             (Date of Event which Required Filing of this Statement)



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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

---------------------------                          ---------------------------
  CUSIP No.  89365P106            SCHEDULE 13D        Page ____ of ____ Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Tweedy, Browne Company LLC ("TBC")
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                         7.  SOLE VOTING POWER. TBC has sole voting power with
                             respect to 3,053 shares held in certain TBC
                             Accounts (as hereinafter defined). Additionally,
                             certain of the members of TBC may be
                             deemed to have sole power to vote certain shares as
                             more fully set forth herein.
  NUMBER OF              -------------------------------------------------------
   SHARES                8.  SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                   0 shares
    EACH                 -------------------------------------------------------
 REPORTING               9.  SOLE DISPOSITIVE POWER
  PERSON
   WITH:                     0 shares, except that certain of the members
                             of TBC may be deemed to have sole power
                             to dispose of certain shares as more fully set
                             forth herein.
                         -------------------------------------------------------
                         10. SHARED DISPOSITIVE POWER

                             3,053 shares held in accounts of TBC
                             (as herein defined)
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,053 shares
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [x]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.05%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        BD, IA & 00
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

---------------------------                          ---------------------------
  CUSIP No.  89365P106            SCHEDULE 13D        Page     of    Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        TBK Partners, L.P. ("TBK")
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                         7.  SOLE VOTING POWER.

                             0 shares
  NUMBER OF              -------------------------------------------------------
   SHARES                8.  SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                   0 shares
    EACH                 -------------------------------------------------------
 REPORTING               9.  SOLE DISPOSITIVE POWER
  PERSON
   WITH:                     0 shares
                         -------------------------------------------------------
                         10. SHARED DISPOSITIVE POWER

                             0 shares
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0 shares
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

PRELIMINARY NOTE

         The persons filing this Amendment No. 3 are Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company, and (ii) TBK Partners, L.P. ("TBK"), a Delaware limited partnership. This Amendment No. 3 amends a Statement on Schedule 13D filed by TBC and TBK dated May 21, 1998 (the "Statement"). However, the filing of this Amendment No. 3 should not be deemed an admission that TBC, and TBK comprise a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the"Act").

         This Amendment No. 3 relates to the Common Stock, $.01 par value (the "Common Stock") of Transfinancial Holdings Inc. (the "Company"), which, to the best knowledge of the persons filing this Amendment No. 3, is a company organized under the laws of Delaware, with its principal executive offices at 8245 Nieman Road, Suite 100, Lenexa, Kansas 66214.

         This Amendment No. 3 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power.

         This Amendment No. 3 is being filed because the filing persons are no longer subject to the filing requirements of Section 13(d) of the Securities Exchange Act of 1934, as a result of the disposition of their respective shares of Common Stock in open market transactions.

         Other than as set forth below, to the best knowledge of TBC and TBK, there has been no material change in the information set in response to Items 1,2,3,4, 6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 3.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 3,053 shares of Common Stock, which constitutes approximately 0.05% of the 6,031,000 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

         As a result of the disposition of 7,700 shares of Common Stock in open market transactions, TBK does not beneficially own directly any of the shares of Common Stock.

         Each of TBC and TBK disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC and TBK could be deemed to be the beneficial owner as of the date hereof, is 3,053 shares, which constitutes approximately 0.05% of the 6,031,000 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

         The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners and Members may be deemed to be the beneficial owner by reason of his being a general partner of TBK, or a member of TBC, is 3,053 shares, which constitutes approximately 0.05% of the 6,031,000 shares of Common Stock outstanding. The aggregate number of shares and percentage of Common Stock with respect to which Thomas P. Knapp may be deemed to be a beneficial owner by reason of his being a general partner of TBK is 0 shares of Common Stock which constitutes approximately 0% of the 6,031,000 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners or Thomas P. Knapp is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner or Thomas P. Knapp.





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         Each of TBC and TBK disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC and TBK, no person who may be deemed to comprise a group with any of TBC, TBK, or any other person named in Item 2 hereof, beneficially owns any shares of Common Stock.

         (b) TBC has investment discretion with respect to 3,053 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 3,053 shares of Common Stock held in certain TBC Accounts.

         Each of the Members of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 3,053 shares of Common Stock held in certain TBC Accounts.

         TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the General Partners and Thomas P. Knapp, solely by reason of their positions as general partners, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

c) During the sixty-day period ended as of the date hereof, transactions in Common Stock effected by TBC and TBK are set forth below:


                           NO OF SHARES                 PRICE
TBC ACCOUNTS                  SOLD                    PER SHARE

01/28/99                      1,000                    $4 9/16
02/01/99                      1,545                    $4 3/16
02/04/99                      3,000                    $3 7/8
02/09/99                      5,000                    $3.8875
02/10/99                        820                    $3.7043
02/17/99                      3,300                    $3.070
02/18/99                      5,000                    $3
02/19/99                     33,335                    $2.875
02/22/99                      3,300                    $3 1/8
03/02/99                      1,020                    $4.2819
03/03/99                      1,315                    $4 1/4
03/08/99                      2,400                    $4 1/8
03/10/99                      1,500                    $4
03/15/99                    358,941                    $3 3/4
03/17/99                     11,900                    $4.5724



TBK:

01/25/99                        900                    $4 1/2
03/15/99                      6,800                    $3 3/4








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         (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

         To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.

         (e) TBC and TBK ceased to be the beneficial owner of more than 5% of the Common Stock on March 15, 1999.

                                    SIGNATURE

         Each of Tweedy, Browne Company LLC and TBK Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Amendment No. 3 is true, complete and correct.

                                                  TWEEDY, BROWNE COMPANY LLC



                                                  By /s/ Christopher H. Browne
                                                     ---------------------------
                                                     Christopher H. Browne
                                                     Member



                                                  TBK PARTNERS, L.P.



                                                  By /s/ Christopher H. Browne
                                                     ---------------------------
                                                     Christopher H. Browne
                                                     General Partner





Dated: March 25, 1999